Oncolytics Biotech® Announces Publication of Positive Clinical Results for
Pelareorep in Abstract for ESMO 2018 Congress

- Pelareorep and FOLFIRI/B combination shows superior OS & PFS data in KRAS mutant colorectal cancer compared to historical data -

CALGARY, AB and SAN DIEGO, October 11, 2018 -- Oncolytics Biotech® Inc. (NASDAQ: ONCY) (TSX: ONC), currently developing pelareorep, an intravenously delivered immuno-oncolytic virus turning cold tumors hot, today announced publication of an abstract on pelareorep (formerly known as REOLYSIN) for the European Society for Medical Oncology (ESMO) 2018 Congress, taking place October 19-23 in Munich.

The abstract, authored by Sanjay Goel, Department of Medical Oncology, Montefiore Medical Center, Albert Einstein College of Medicine, Bronx, NY, et al., "Dose finding and safety study of Reovirus (Reo) with irinotecan/ fluorouracil/ leucovorin/ bevacizumab (FOLFIRI/B) in patients with KRAS mutant metastatic colorectal cancer (mCRC): Final results”, outlines positive clinical trial results for pelareorep in the treatment of patients with KRAS mutant metastatic colorectal cancer. Thirty-six patients received treatment with FOLFIRI/B and pelareorep, and the results demonstrated that the combination is not only safe and well tolerated, but that progression free survival (PFS) and overall survival (OS) are significantly superior to historical data.

The patients receiving the recommended phase 2 dose had a 50 percent response rate (3 of 6 patients) and the median PFS and OS were 65.6 weeks and greater than 98.3 weeks (as of May 9, 2018), respectively.

“The noted improvement in both PFS and OS compared to historical results are meaningful for Oncolytics and for the patients,” said Dr. Matt Coffey, President and Chief Executive Officer of Oncolytics Biotech. “The favorable results reported from this clinical trial demonstrate the potential of pelareorep to be a compelling treatment choice for a patient population that otherwise has limited therapeutic options after they have progressed on current standard-of-care chemotherapy.”

The complete Abstract can be found online at https://www.esmo.org/Conferences/ESMO-2018-Congress.  Full details from the poster presentation will be announced after it is presented.

Presentation Number:	565P
Date:	October 21, 2018
Lecture Time:	1:05 pm CEST
Location:	Hall A3 - Poster Area Networking Hub, ICM München, Munich, Germany
Speakers:	Sanjay Goel
Session Name:
Basic science, Endocrine tumours, Gastrointestinal tumours - colorectal & non-colorectal, Head and neck cancer (excluding thyroid), Melanoma and other skin tumours, Neuroendocrine tumours, Thyroid cancer, Tumour biology & pathology

About Pelareorep
Pelareorep is a non-pathogenic, proprietary isolate of the unmodified reovirus: a first-in-class intravenously delivered immuno-oncolytic virus for the treatment of solid tumors and hematological malignancies. The compound induces selective tumor lysis and promotes an inflamed tumor phenotype through innate and adaptive immune responses to treat a variety of cancers.

About Oncolytics Biotech Inc.
Oncolytics is a biotechnology company developing pelareorep, an intravenously delivered immuno-oncolytic virus. The compound induces selective tumor lysis and promotes an inflamed tumor phenotype -- turning "cold" tumors "hot" -- through innate and adaptive immune responses to treat a variety of cancers. Oncolytics' clinical development program emphasizes three pillars: chemotherapy combinations to trigger selective tumor lysis and immuno-therapy and immune modulator (IMiD) combinations to produce innate and adaptive immune responses. Oncolytics is currently conducting and planning additional studies in combination with checkpoint inhibitors and targeted and IMiD therapies in solid and hematological malignancies, as it prepares for a phase 3 registration study in metastatic breast cancer. For further information, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and forward-looking information under applicable Canadian securities laws (such forward-looking statements and forward-looking information are collectively referred to herein as “forward-looking statements”). Forward-looking statements, including the Company's belief as to the potential and mode of action of REOLYSIN, also known as pelareorep, as a cancer therapeutic; and other statements related to anticipated developments in the Company's business and technologies involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of pelareorep as a cancer treatment, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize pelareorep, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

Company Contact Michael Moore Vice President, Investor Relations & Corporate Communications 858-886-7813 mmoore@oncolytics.ca
Investor Relations Robert Uhl Westwicke Partners 858-356-5932 robert.uhl@westwicke.com	Media Contact Jason Spark Canale Communications 619-849-6005 jason@canalecomm.com